July 19, 2012

VIA EDGAR

Andrew D. Mew

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SUPERVALU INC.

Form 10-K for Fiscal Year Ended February 26, 2011

Filed April 21, 2011

Form 10-Q for Fiscal Quarter Ended December 3, 2011

Filed January 12, 2012

File No.: 001-05418

Dear Mr. Mew:

SUPERVALU INC. (“we,” “us,” “our” or the “Company”), respectfully submits this response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by e-mail on July 17, 2012, to the above-referenced filings. For your convenience, we have set forth each of the Staff’s comments immediately preceding each of our responses.

Form 10-K for Fiscal Year Ended February 26, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 19

Comparison of Fifty-two weeks ended February 26, 2011 (fiscal 2011) with Fifty-two weeks ended February 27, 2010 (fiscal 2010), page 19

1.	We note your response to comment 1. We believe your inventory accounting policy disclosure could be more transparent with respect to the use of the replacement cost method you utilize prior to the application of the LIFO reserve; and in connection with the FIFO cost method. Accordingly, revise your inventory accounting disclosure beginning with your next Form 10-Q filing to provide more specifics about the use of the replacement cost method, the reasons why you concluded the replacement cost method is a reasonably accurate costing method, and the relative percentage usage of this method in connection with the FIFO and LIFO methods.

Company response:

The Company will provide the following accounting policy disclosure in its first quarter fiscal 2013 Form 10-Q filing:

Inventories

Inventories are valued at the lower of cost or market. Substantially all of the Company’s inventory consists of finished goods.

The Company uses one of either replacement cost, weighted average cost, or the retail inventory method (“RIM”) to value discrete inventory items at lower of cost or market before application of any last-in, first-out (“LIFO”) reserve. As of June 16, 2012 and February 25, 2012, approximately 80 percent and 78 percent, respectively, of the Company’s inventories were valued under the LIFO method.

As of June 16, 2012 and February 25, 2012, approximately 42 percent of the Company’s inventories were valued under the replacement cost method before application of any LIFO reserve. The weighted average cost and RIM methods of inventory valuation together comprised approximately 38 percent and 36 percent of inventory as of June 16, 2012 and February 25, 2012, respectively, before application of any LIFO reserve.

Under the replacement cost method applied on a LIFO basis, the most recent purchase cost is used to calculate the current cost of inventory before application of any LIFO reserve. The replacement cost approach results in inventories being valued at the lower of cost or market because of the high inventory turnover and the resulting low inventory days supply on hand combined with infrequent vendor price changes for these items of inventory.

The Company uses one of either cost, weighted average cost, RIM or replacement cost to value certain discrete inventory items under the first-in, first-out method (“FIFO”). The replacement cost approach under the FIFO method is predominantly utilized in determining the value of high turnover perishable items, including Produce, Deli, Bakery, Meat and Floral.

As of June 16, 2012 and February 25, 2012, approximately 16 percent and 18 percent, respectively, of the Company’s inventories were valued using the cost, weighted average cost and RIM methods under the FIFO method of inventory accounting. The remaining 4 percent of the Company’s inventories as of June 16, 2012 and February 25, 2012 were valued using the replacement cost approach under the FIFO method of inventory accounting.

The replacement cost approach applied under the FIFO method results in inventories recorded at the lower of cost or market because of the very high inventory turnover and the resulting low inventory days supply for these items of inventory.

*        *        *         *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would be happy to discuss with you any additional questions the Staff may have regarding the Company’s disclosure. If you have any questions, please call me directly at 952-828-4082 or Todd Sheldon at 952-828-4062 or Jeff Steinle at 952-828-4154.

Sincerely,

/s/ Sherry M. Smith
Sherry M. Smith
Executive Vice President and Chief Financial Officer

cc:	Craig R. Herkert, Chief Executive Officer and President

Todd N. Sheldon, Senior Vice President, General Counsel

and Corporate Secretary

Jeffrey J. Steinle, Vice President, Business Law

Irwin S. Cohen, Chairman of the Audit Committee

Gary L. Tygesson, Dorsey & Whitney LLP

John W. Atkinson, KPMG LLP

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